John H. Sellers	VIA EDGAR AND OVERNIGHT DELIVERY

(650) 843-5070

jsellers@cooley.com

September 23, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso
Ruairi Regan

RE:	Enphase Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 23, 2011 File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are also sending a courtesy package containing a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Amendment No. 2 to Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 24, 2011, for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated September 9, 2011, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Competitive Strengths, page 3

1.	Please expand your response to prior comment 8 to clarify how you have established industry-leading reliability compared to other producers of microinverters.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 75 to remove the reference to the “industry-leading reliability” and MTBF rate. The Company respectfully advises the Staff that while there are other microinverter products available in the market today, those products have only recently been introduced and the Company does not believe that there is sufficient product data available yet to make the comparison of other microinverter solutions to its own product. To the Company’s knowledge, the field data study by

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Westinghouse Solar is the only study available and it compares Enphase’s microinverters to traditional central inverter products.

Use of Proceeds, page 31

2.	We reissue prior comment 12 because you have not disclosed the approximate amount that you currently intend to use for each disclosed purpose. Include the nature of the capital expenditures. Although you may not have commitments, you should disclose your current intentions based on current circumstances; in this regard, your disclosure regarding lack of plans to enter new international markets appears to conflict with your disclosure in the last bullet point on page 76. See also instructions 4 and 7 to Regulation S-K Item 504.

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Amendment. In accordance with Item 504 of Regulation S-K, the Company has stated that it has no current specific plan for the proceeds, and has disclosed the principal reasons for the offering.

Stock Based Compensation, page 54

3.	Please expand your response to prior comment 15 to explain how you concluded that you are not required to name and file the consent of each third party whose valuations and underlying assumptions are disclosed in this section. Refer to Rule 436(a) of Regulation C in your response.

In response to the Staff’s comment, the Company has revised its disclosure to remove the references to the third party valuation firms on pages 55-61 of the Amendment.

Business, page 63

4.	It remains unclear how the percentages disclosed in your three-month moving average data table on this page, or provided in Exhibit 1 to your response to comment 5, are supported by the California Solar Institute database identified in your response to prior comment 4. Please provide an expanded response that shows clearly how you derived the number of installations in each period that were completed and the number that used your product from the California Solar Institute database. Also, if your table represents only the market share of the installations for the three-month period and not cumulative market share, please revise to clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that the percentages disclosed in the California Residential and Small Commercial Market Share (July 2008 – July 2011) chart on page 63 of the Amendment (Market Share Chart) were derived as follows:

(i)       The underlying raw data for the Market Share Chart is publicly available for download via the California Solar Institute (CSI) website in the form of a Microsoft Excel spreadsheet entitled

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“Current Working Data Set” (CSI Data). The CSI Data can be downloaded via the CSI website at http://www.californiasolarstatistics.ca.gov/current_data_files/.

(ii)            The CSI Data contains an extensive amount of data organized under numerous labeled columns. To isolate the necessary data, the Company applied a combination of pivot table formulas, sorting and filtering functions to manipulate four of the columns as follows:

(1)	Column I “Nameplate Rating” (wattage): data is filtered to reflect installations less than 10kW and installations between 10kW-100kW, as applicable, to isolate installations in the appropriate wattage range;
(2)	“Column AH “First Confirmed Reservation Date”: the Company uses the data in this column to group installations by month from February 2007 through July 2011. In the Company’s experience, the “First Confirmed Reservation Date,” which is the state rebate application approval date, is nearest the date on which the Company’s microinverters would have been installed, considering that subsequent dates contained in the CSI Data generally relate to the timing of the state’s review of post-installation claim forms, which tends to vary widely on a case-by-case basis.
(3)	Column BR “Inverter #1 Manufacturer”: data is filtered by “Enphase Energy” to isolate Enphase installations from installations by other manufacturers; and
(4)	Column CV “Installed Status”: data is filtered by “Installed” to isolate completed installations from incomplete or “Pending” installations.

(iii)           Once the CSI Data is reorganized as described above, the Company’s percentage of market share for each of the sub 10kW range (residential) and 10kW-100kW range (small commercial) is based upon wattage instead of the number of installations and is determined by dividing: (i) the aggregate wattage represented by all completed Enphase installations in each of the residential and small commercial wattage ranges on a monthly basis, by (ii) the aggregate wattage represented by completed installations for all manufacturers in the same wattage range during the same month. Next, the Company calculates its three-month moving average market share percentage at each month by adding that month’s market share percentage to the percentages for two prior months and dividing the total by three. Finally, the Market Share Chart is generated in Excel using, for the horizontal axis, dates by month ranging from July 2008, where the first significant number of installations appear, through July 2011, and for the vertical axis, the three-month moving average market share percentages for each of the residential and small commercial wattage ranges.

The Company supplementally submits to the Staff printed and electronic copies of the Company’s CSI Data model, modified as described above. Please note that certain columns of the CSI Data not relevant to the Company’s market share analysis have been “hidden” in the printed version of the Company’s model for ease of review; however, such data remains available for review in the enclosed electronic version. The reorganized and isolated CSI Data and the Company’s market share calculations described above are contained on separate tabs of the enclosed model, and are titled Tab1-CSI Data and Tab2-Market Share, respectively.

In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that the Market Share Chart represents the Company’s average market share over the three-month

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period ending on the date of each data point identified in the chart, and not a cumulative market share. For instance, the market share data point for June 2010 represents the three-month moving average based upon an average of the Company’s market share for the months of April, May, and June 2010.

5.	Please tell us why it is appropriate to present the table on page 63 based upon installations <10kW, if your offerings are in the residential and small commercial solar market up to 100kW as you indicate in the first paragraph of your response to comment 9.

In response to the Staff’s comment, the Company has revised the table on page 63 to add the market share data in the residential and small commercial solar market for installations from 10kW up to 100kW.

6.	Given the 10.6% market share referenced in your response to prior comment 5 and the market shares disclosed in the table on page 63, it remains unclear how you concluded that the North American market share data and the California share data are consistent. If you elect to disclose your California market share, please disclose your market share in North America and the relative size of the California market in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amendment.

Industry Overview, page 64

7.	Given your response to prior comment 16, please provide the consent of Westinghouse Solar required by Rule 436.

In response to the Staff’s comment, the Company has provided the consent of Westinghouse Solar as Exhibit 23.3 to the Amendment.

LCOE Case Studies, page 70

8.	We reissue the sixth bullet point of prior comment 18. You appear to be attributing your disclosure to the third party; therefore, the guidance you cite regarding whether a consent is required when the disclosure is not attributed to a third party is not applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70, 72 and 74 of the Amendment to remove the attribution to the third party.

9.	With a view toward clarification of the disclosure added in response to prior comment 18, please tell us why you used costs estimates for actual installations. Why did you not use actual costs?

In response to the Staff’s comment, the Company respectfully advises the Staff that the traditional central inverter systems featured in the case studies were not installed; therefore, actual costs for such installations are not available. Furthermore, when possible the Company

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based its costs estimates upon listed prices known to the Company or selling prices quoted to installers at the time of installation, and reported to the Company.

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Solar module costs were estimated based on selling prices quoted to installers at the time of installation, and reported to the Company. The selling prices quoted to installers and reported to the Company were $2.40/W for the residential installation and $2.10/W for the small commercial installation. Based upon the Company’s consideration of publicly available data regarding module pricing at the time of installation and its industry experience, it determined these reported quotes were reasonable estimates of solar module costs for these installations at the time of installation.

•

The cost of Enphase microinverters used in the actual Enphase installations represented in the case studies was determined based on the selling price of Enphase microinverter products at the time of installation. At the time of installation, the selling price of the Enphase M190 microinverters used in each of the installations was $0.76/W.

•

Traditional central inverter cost estimates were based on selling prices quoted to installers at the time of installation, and reported to the Company. The selling price for traditional central inverters quoted to installers and reported to the Company was $0.51/W for each installation. Based upon publicly available data regarding traditional central inverter pricing at the time of installation and the Company industry experience, it determined these reported quotes were reasonable estimates of the cost of traditional central inverters for these installations at the time of installation.

The Company notes that cost estimates based upon listed prices or quoted selling prices account for 50% of the total upfront system cost in each case study, with 40% attributable to solar module costs and 10% to inverter costs. In addition, because the number of solar modules was the same for both inverter systems in each of the case studies, estimated solar module costs were the same.

For certain cost areas, listed prices were unavailable and quoted selling prices were not provided to the Company. The Company estimated these costs based on its industry experience and information gathered from industry participants:

•

Racking and solar module array labor costs were estimated to be $1.00/W, which is a common industry estimate of the approximate amount of such costs for roof-mounted solar systems. The Company notes that, because the wattage was the same for both inverter systems in each of the case studies, these costs, which represent approximately 20% of the total upfront system cost, were the same for both systems.

•

The ancillary inverter costs (cabling, monitoring equipment and labor) were determined based on assumptions about cost of labor, cost of materials and cost of equipment and some industry guidelines regarding the length of cable runs between modules and the size of a typical branch circuit. The total cost of installation of the Enphase systems was roughly equivalent to the total cost of installation of the central inverter system.

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Together, the labor and electrical system costs represent 5% of the total upfront system cost.

•

Design, permitting and other costs were estimated at $0.20/W, plus additional design specific costs to a central inverter system including more complex string design, sizing and wiring design and drawings. These additional costs did not result in significantly different costs in the residential case study, but were estimated at approximately $0.10/W more for the central inverter in the commercial case study due to the more complex design. These costs represent about 3-4% of the total system costs.

•

Profit and sales tax were estimated based upon the Company’s discussions with installers and represent a percentage mark-up on the total system costs. The same percentage mark-up was used for each system. These costs represent about 22% of the total system costs.

In each case, based upon its industry experience, the Company determined these costs estimates were reasonable for these installations at the time of installation.

Competition, page 85

10.	Please clarify your response to prior comment 23 regarding your deletion of DC-to-DC optimizers from your competition disclosure because they require additional upfront expenditures. Since your product also appears to require additional upfront expenditures, it appears that, depending on the benefits to be received from the additional expense for the DC-to-DC optimizer relative the benefits from your product, the optimizer could be a potential competitor. Please advise or revise.

The Company respectfully advises the Staff that it previously deleted discussion of DC-to-DC optimizers from the competition section because DC-to-DC optimizers are not competitive products per se but instead supplement central inverter technology to make it more competitive. In response to the Staff’s comment, the Company has revised and clarified its disclosure on page 86 of the Amendment.

11.	Please tell us why you deleted your disclosure that some of your customers and partners intend to develop competing microinverter devices.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 12 and 86 of the Amendment.

Compensation Risk Assessment, page 122

12.	It remains unclear from your revisions in response to prior comment 28 whether risks arising from your compensation policies and practices are reasonably likely to have a material adverse effect on you. Please clarify.

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In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Amendment to clarify that the risks from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Exhibits and Financial Statement Schedules, page II-4

13.	Refer to prior comment 36. Please tell us why exhibit 10.12 appears to omit schedule 1C.

In response to the Staff’s comment, the Company respectfully submits that while the table of exhibits and schedules of Exhibit 10.12 references a “Schedule 1C – Existing Permitted Liens”, the actual executed version of the Loan and Security Agreement between the Company and Hercules Technology Growth Capital, Inc. does not include a Schedule 1C.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.
Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.
Gary Caine, Deloitte & Touche LLP Bruce K. Dallas, Davis Polk & Wardwell LLP Marina Remennik, Cooley LLP

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